UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street

Fifth Floor Bermuda

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.

On October 27, 2015, Brookfield Infrastructure Partners L.P. (the “Partnership”) disclosed certain material, previously non-public information regarding the Partnership and its business in connection with a public offering, made exclusively to Canadian residents under the laws of Canada, of medium term notes (the “Notes”) without registration under Section 5 of the Securities Act of 1933 (“Securities Act”) pursuant to Regulation S under the Securities Act (the “Offering”). In connection with the Offering, the Partnership was required to disclose certain information relating to the previously announced proposed transaction (the “Transaction”) whereby the Partnership and its institutional partners will acquire the entire issued capital of Asciano Limited (“Asciano”). Such information is being furnished by the Partnership under cover of this Form 6-K (more specifically, in the attached exhibits described below) solely to fulfill its obligation under Rules 13a-16 and 12b-20 under the Securities Exchange Act of 1934 to disclose such information to its U.S. security holders, and not with the purpose or effect of making an offer or sale of the Notes to any person resident in the United States. The information in this filing is being incorporated by reference into the prospectus for the Notes.

Specifically, the following information published in Canada on October 27, 2015, in connection with the above referenced Offering being made exclusively outside the United States, is being furnished to the Commission under cover of this Form 6-K pursuant to the attached Exhibits 99.1, 99.2, 99.3 and 99.4:

(1)	Information regarding Asciano and the Transaction (Exhibit 99.1);

(2)	Unaudited pro forma consolidated financial statements of the Partnership (Exhibit 99.2);

(3)	Audited financial statements of Asciano for the year ended June 30, 2015. (Exhibit 99.3); and

(4)	Audited financial statements of Asciano for the year ended June 30, 2014. (Exhibit 99.4).

The Notes that are being offered exclusively outside the United States in reliance upon Regulation S under the Securities Act have not been, and will not be, registered under the Securities Act and, accordingly, may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements.

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Information regarding Asciano and the Transaction

99.2	Unaudited pro forma consolidated financial statements of the Partnership

99.3	Audited financial statements of Asciano for the year ended June 30, 2015

99.4	Audited financial statements of Asciano for the year ended June 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: October 27, 2015	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary